SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of April, 2015

Copa Holdings, S.A.

(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda

Urbanización Costa del Este

Complejo Business Park, Torre Norte

ParqueLefevre

Panama City, Panama

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: PRESS RELEASE: Presidents Varela, Obama Witness Signing of Historic Airplane Order

Presidents Varela, Obama Witness Signing of Historic Airplane Order

•	Panama’s Copa Airlines, Boeing celebrate $6.6 billion U.S. 737 MAX deal

PANAMA CITY, PANAMA, April 10, 2015 – Panamanian President Juan Carlos Varela Rodriguez and U.S. President Barack Obama witnessed a historic agreement in which Copa Airlines (NYSE:CPA) and Boeing (NYSE: BA) announced an order for 61 737 MAX 8 and MAX 9 airplanes. The total value of the deal is $6.6 billion U.S. at published list prices, making it the largest commercial transaction between a Panamanian and a US-based company ever.

The signing ceremony took place in Panama City as leaders from throughout the Western Hemisphere gathered for the seventh Summit of the Americas.

Presidents Varela and Obama were on hand as Copa Chairman Stanley Motta, Copa CEO Pedro Heilbron, Boeing Chairman and CEO Jim McNerney and GE Aviation President and CEO David Joyce signed documents recognizing the agreement. The airplanes were previously listed as unidentified on Boeing’s Orders and Deliveries website.

“Copa is proud to sign this landmark order in the presence of our countries’ two presidents,” said Heilbron. “The Next-Generation 737 is the backbone for our fleet today, and our order for the 737 MAX shows our continued commitment for the future to bring people together across all of the Americas using the most modern and efficient airplanes in the sky, as well as our Hub of the Americas in Panama City.”

Motta noted that “with the 737 MAX our customers will enjoy all the benefits of the best technology available in the market. This order is an important step in strengthening Copa’s leadership in the region as we enhance our world-class product and expand our network. Similarly, we are very excited about bringing new opportunities for Panama’s economic growth in the process.”

Copa Airlines will use the airplanes to replace existing aircraft and support the carrier’s plans for strategic growth. Copa will be the first airline in the region to operate the 737 MAX 9 on deep South American routes. The 737 MAX 9’s range and passenger comfort are ideally suited to Copa’s long-haul route network.

“It is an honor to be joined by Presidents Varela and Obama on this great day. All of us at Boeing are proud to partner with Copa as it works to remain one of the most progressive airlines in the world,” said McNerney. “Copa has a history of leading the way for Latin America’s aviation industry, and this order shows their dedication to continuous improvement in performance, customer satisfaction and efficiency.”

The 737 MAX builds on the strengths of today's Next-Generation 737 by incorporating the latest-technology CFM International LEAP-1B engines, Advanced Technology winglets and other improvements to deliver the highest efficiency, reliability and passenger comfort in the single-aisle market. Airlines operating the 737 MAX will see a 14 percent fuel-use improvement over today's most fuel-efficient single-aisle airplanes – and 20 percent better than the original Next-Generation 737s when they entered service. The 737 MAX 8 will have an 8 percent operating cost per seat advantage over the A320neo.

The 737 MAX also features the new Boeing Sky Interior, which Copa helped launch in Latin America on its Next-Generation 737 fleet. The sleek interior boasts modern lines, a spacious cabin with more headroom and LED lighting that offers vibrant color options.

In all, there are 2,715 737 MAX orders from 57 customers around the world.

Copa Airlines offers passengers fast and convenient connections to 73 destinations in 30 countries in North, Central and South America and the Caribbean through its Hub of the Americas in Panama City, the most internationally connected airline hub in the region.

For the last two consecutive years, FlightStats has recognized Copa as “Best Airline in Latin America” for its on-time performance and quality of service.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)
Date: 4/10/2015
	By:	/s/ José Montero
Name: José Montero Title: CFO